Exhibit 99.1

Press Release Brussels / 31 March 2017 / 12.45 p.m. CET

Anheuser-Busch InBev Announces

Completion of the Disposal of the

Former SABMiller’s Central and

Eastern European Business

Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announces completion of the divestiture of the businesses formerly owned by SABMiller Limited in Poland, the Czech Republic, Slovakia, Hungary and Romania (the “CEE Business”).

The disposal process was carried out in compliance with the commitments made by AB InBev to the European Commission (“EC”) on 18 May 2016 in connection with its business combination with SABMiller Limited (formerly SABMiller plc), under the supervision of Mazars LLP in their role as EC monitoring trustee.

The transaction values the CEE Business at 7.3 billion EUR on a cash free/debt free basis and was originally announced on 13 December 2016.

Contacts

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com

Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Mariusz Jamka Tel: +32-16-27-68-88 E-mail: mariusz.jamka@ab-inbev.com Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com

ab-inbev.com

Press Release Brussels / 31 March 2017 / 12.45 p.m. CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).

Visit us @ www.ab-inbev.com

Like us @ www.facebook.com/abinbev

Follow us @ twitter.com/abinbevnews

2

ab-inbev.com